Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 15, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ilan Cohen, Chairman of the Board and Dr. Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd.  (the “Company”) which the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Monday, October 15, 2015 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

CAN-FITE BIOPHARMA LTD.

October 15, 2015, 10.00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Pnina Fishman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

2.	To re-elect Ilan Cohn to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Avraham Sartani to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Guy Regev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2015 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix such accounting firm’s compensation.

☐	for	☐	against	☐	abstain

6.	To approve the amendment to the compensation of Pnina Fishman, the Company’s Chief Executive Officer, as described in the accompanying proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the amendment to the compensation of Pnina Fishman other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

☐	Yes	☐	No

7.

To approve, by way of a "Framework Transaction", as defined in the Companies Regulations (Relief from Related Party Transactions), 2000, the purchase of directors and officers liability insurance policies for a period of up to three years commencing September 27, 2015 and ending September 26, 2018, as described in the accompanying proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the “Framework Transaction” other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2015		Date_________, 2015
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.